CIBC World Markets Corp.
Thomas Weisel Partners LLC
William Blair & Company
C.E. Unterberg, Towbin, LLC
Maxim Group LLC
c/o CIBC World Markets Corp.
300 Madison Avenue
New York, New York  10016

October 27, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Paul Fischer

Re:	RRsat Global Communications Network Ltd.
Registration Statement on Form F-1 (File No. 333-137930)

Dear Ladies and Gentleman:

As representatives of the several underwriters (“Representatives”), we hereby join in the request of RRsat Global Communications Network Ltd. (the “Company”) that the effective date of the above-referenced registration statement be accelerated so that it will become effective at 4:30 p.m. Washington, D.C. time, on October 31, 2006, or as soon thereafter as possible.

Pursuant to Rule 460 of the Securities Act of 1933, as amended, we, as Representatives, wish to advise the Securities and Exchange Commission (the “Commission”) that the undersigned have effected, during the period from October 10, 2006 through the date hereof, the distribution of approximately 7,500 copies of the Preliminary Prospectus dated October 10, 2006 to prospective underwriters, institutional investors, dealers and others.

Please provide a facsimile copy of the Commission’s order declaring the Registration Statement effective to David Goldschmidt, Esq. of Skadden, Arps, Four Times Square, New York, New York, facsimile number (917) 777-3574.

The Commission is advised that the amount of compensation to be allowed or paid to the undersigned, to be disclosed in the final prospectus, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

The undersigned confirm that they have complied and will continue to comply with Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.

Very truly yours,

CIBC World Markets Corp.
Thomas Weisel Partners LLC
William Blair & Company
C.E. Unterberg, Towbin, LLC
Maxim Group LLC

As Representatives of the Several Underwriters

		By:	CIBC WORLD MARKETS CORP.

		By:	/s/Andrew MacInnes
Name: Andrew MacInnes
Title: Managing Director and Head of US ECM
cc:	Bruce Mann, Esq.
Sigal Kaspi, Esq.
David Goldschmidt, Esq.
Stefanie Liquori, Esq